Mail Stop 3561

June 23, 2009

Bradley J. Moynes
Chief Executive Officer
Rainchief Energy Inc.
595 Hornby Street, Suite 600
Vancouver, BC, Canada, V6C 2E8

      Re: Rainchief Energy Inc.
             Form 20-F for Fiscal Year Ended
             December 31, 2008
             Filed June 15, 2009
             File No. 000-52145

Dear Mr. Moynes:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Item 15 – Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 30

1. We note that your have disclosed management's conclusion regarding the effectiveness of internal control over financial reporting at December 31, 2007 and 2008. Considering that Item 15(b)(3) of Form 20-F requires the disclosure of management's assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year (i.e. December 31, 2008), please tell us why it is appropriate to present management's conclusion at December 31, 2007.

2. Please revise to disclose management's plans to remediate the material weaknesses in your internal control over financial reporting at December 31, 2008. Your revised disclosure should provide your specific plans, or actions already taken by management, to remediate each of the identified material weaknesses. Refer to Item 15(b)(3) of Form 20-F.

Changes in Internal Control Over Financial Reporting, page 31

3. We note the disclosure in your December 31, 2007 Form 20-F/A regarding management's remediation plans intended to address the material weaknesses in your internal control over financial reporting. However, the disclosure in your December 31, 2008 Form 20-F indicates that there have been no material changes in internal control over financial reporting. Please revise or advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services